Exhibit 12.1

The ADT Corporation

Computation of Ratio of Earnings to Fixed Charges (1)

(dollars in millions)

	Fiscal Year Ended
	September 28, 2012	September 30, 2011	September 24, 2010	September 25, 2009	September 26, 2008
Earnings:
Income from continuing operations before income taxes	$630	$604	$398	$393	$342
Add: Fixed charges	109	103	119	92	90
Less: Capitalized interest	—	—	(1)	—	—

	$739	$707	$516	$485	$432

Fixed Charges:
Interest expense before capitalized interest	$93	$90	$107	$82	$80
Amortization of debt premiums and discounts	1	—	—	—	—
Capitalized interest	—	—	1	1	—
Rentals (one-third rent)	15	13	11	9	10

Total fixed charges	$109	$103	$119	$92	$90

Ratio of earnings to fixed charges	6.78	6.86	4.34	5.27	4.80

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.